United States
Securities and Exchange Commission

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
April 19, 2005

Commission File Number 000-27663

SIFY LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of India
(Jurisdiction of incorporation or organization)

Tidel Park, Second Floor
No. 4, Canal Bank Road, Taramani
Chennai 600 113, India
(91) 44-254-0770
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F ☒ Form 40 F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

     On April 19, 2005, Sify Limited (“Sify”) announced its U.S. GAAP results for the fiscal quarter and year ended March 31, 2005. A copy of the press release was furnished as an exhibit to Sify’s report on Form 6-K filed April 19, 2005. Sify’s summarized unaudited results for the fiscal year ended March 31, 2005 are set forth below. No change has been made in these results and the sole purpose of this filing is to cause the information below to be filed under the Securities Exchange Act of 1934, as amended, and incorporated by reference in Sify’s registration statements on Form F-3 (File Nos. 333-101915 and 333-121047) and registration statements on Form S-8 (File Nos. 333-101322 and 333-107938).

Summarized Results:
(In $ million, all translated at $1 = Rs. 43.62)

	Year ended		Quarter ended
	31-Mar		31-Mar		31-Dec
Description	2005	2004	2005	2004	2004
Corporate services	46.4	32.0	13.3	10.1	12.0
Retail internet access	32.2	25.0	9.1	7.4	8.7
Interactive services	2.4	1.9	0.7	0.5	0.6
Others	1.9	5.3	0.5	0.9	0.4

Sales Revenue	82.8	64.2	23.6	18.9	21.7
Depreciation & amortization	(13.01)	(13.08)	(3.31)	(3.17)	(3.34)
Below EBITDA share for Affiliates	(0.74)	(1.60)	(0.20)	(0.64)	(0.20)
Profit — business / assets sold	0.36	3.18	—	1.45	—
Net interest	1.17	1.06	0.35	0.16	0.28
Income Tax	—	—	—	—	—

Net income / (loss)	(7.05)	(8.51)	(2.56)	0.53	(2.19)

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2005

SIFY LIMITED
By:	/s/ Anil Ahuja
	Name:	Anil Ahuja
	Title:	Chief Financial Officer